Mail Stop 3561

November 2, 2005

John A. Fahlberg, President
New Age Translation, Inc.
12926 Morehead
Chapel Hill, N.C.  27517

              RE:  New Age Translation, Inc. ("the company")
                      Amendment No. 1 to Registration Statement on
                      Form SB-2
                      Filed September 29, 2005
                      File No. 333-125575

Dear Mr. Fahlberg:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note counsel`s response to our prior comment 1. If true, please disclose that the company does not consider itself to be a "blank check" company as that term is defined in Rule 419 of Regulation C and that you do not intend to merge with or be acquired by another company in the foreseeable future.


John A. Fahlberg
      New Age Translation, Inc.
      November 2, 2005
      Page 2.
2. We note several references to "...we intend..." For example, in the section "Planned Operations", "We intend to purchase this software." Under the section "Marketing", "We intend to promote our services on our website." "We intend to establish our office and acquire the equipment..." Also, we note that the company has contacted the ATA but has not paid the fee to join. Inasmuch as you state in your response to our prior comment 1 that the company has "adequate funds to begin operations" why haven`t these things been accomplished to date? Please advise.

Prospectus Cover Page
3. Explain your reference to "another exchange."
4. Please remove the table at the bottom of the cover page. Such information is not required by Item 501 of Regulation S-B for this offering.

Business

Services, page 12
5. Considering the fact that the company`s one employee, Mr. Fahlberg, has no prior experience in this area and no industry contacts, please explain how the company will "promptly hire a translator" as soon as the company gets its first client. Please explain how this is a realistic plan for the company. We may have further comment.

Plan of Operation, page 17
6. We note your initial statement in the fifth (5th) paragraph, "[O]ur specific goal is to begin website development, assembling a client database and establishing an office ..." followed by your milestones. The first milestone states, "[W]e intend to establish our office..." We further note the second milestone, "[W]e have established our office. Our website was designed by Dan Allison, a website designer." Please revise your initial statement and delete the initial milestone, accordingly, to make the disclosure consistent.




John A. Fahlberg
New Age Translation, Inc.
November 2, 2005
Page 3.

7. With respect to the third milestone, please provide specificity regarding Mr. Fahlberg`s plans to do personal selling in conjunction with mailing and telephone surveys.  How will he obtain a list(s)
of
potential contacts?  Where will he do the "personal selling"?
Also,
please explain your statement that "[H]e will gauge interest and opportunity . . . ."
8. Please disclose the impact on the company`s operations should it not be able to fund the activities identified in the company`s plan of operation. Will operations cease? If so, disclose management`s intention for New Age Translation, Inc. Your discussion should include disclosure of how the company intends to manage its reporting obligations under the federal securities laws in the event the company`s registration statement is declared effective. Will the company have the funds required to file current, quarterly, and annual reports? If operations cease due to a dire lack of financing, does the company anticipate commencing negotiations with potential acquisition candidates?

Liquidity and Capital Resources, page 18
9. Identify the persons or class of persons to whom the private placement was sold and $81,400 was raised. Provide the date of this transaction.

Conflicts of Interest, page 20
10. Disclose the number hours per week Mr. Fahlberg devotes to the company and the number of hours he devotes to the business of JAF
Consulting, Inc.
11. Describe the potential conflict of interest, if any, between the company and JAF Consulting.

Selling Shareholders, page 26
12. Please explain in more detail the reference to "all purchasers have a preexisting relationship with us."







John A. Fahlberg
New Age Translation, Inc.
November 2, 2005
Page 4.
13. Please explain your statement that ". . . each had an established relationship with Mr. Fahlberg."
14. We note that some of these investors were also investors in LDG,
Inc. Explain how these investors were contacted with regard to this company and LDG. We may have further comment.

Financial Statements
15. Please remove the interim statements of operations for the three months ended May 31, 2005 and 2004. Registration statements require interim financial statements for the year-to-date periods only, in this case, the six-months ended May 31, 2005 and 2004.
16. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Exhibits

17. Please reconcile the differing names of your company as they appear in the registration statement and exhibits. Exhibit 3.1 states the name of the corporation as "New Age Education Holdings Inc." while the registration statement shows the name to be "New Age
Translation, Inc."  Please reconcile as appropriate.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





John A. Fahlberg
New Age Translation, Inc.
November 2, 2005
Page 5.

    	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      John A. Fahlberg
      New Age Translation, Inc.
      November 2, 2005
      Page 6.



       Please contact Blaise Rhodes at (202) 551- 3774 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.



Sincerely,





John Reynolds

Assistant Director





CC:   Conrad C. Lysiak, Esq.
         Via fax  (509) 747-1770